TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold to Announce Second Quarter Financial and Operating Results on August 7, 2024

July 24, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) will announce its unaudited financial and operating results for the three and six months ended June 30, 2024 on Wednesday, August 7, 2024, after market close. Equinox Gold will host a live conference call and webcast to discuss the results the following morning on Thursday, August 8, 2024, commencing at 7:30 am PT (10:30 am ET).

Conference call

Toll-free in U.S. and Canada: 1-844-763-8274

International callers: +1-647-484-8814

Webcast

www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until February 8, 2025.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com